UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

Pursuant to Orders made on 18 December 2015 and 22 July 2016, the Hon’ble High Court of Bombay at Goa has directed a meeting of the Equity Shareholders of Vedanta Limited, to be convened (“Court Convened Meeting”) and held at Hotel Mandovi, D. B. Marg, Panaji, Goa – 403 001 on Thursday, 8 September 2016 at 10:00 a.m. IST for the purpose of considering and if thought fit, approving, with or without modification, the Scheme of Arrangement of Cairn India Limited and Vedanta Limited and their respective shareholders and creditors (“Scheme”).

Pursuant to the abovementioned Orders, the Company will also seek approval of its public shareholders for the Scheme by means of a postal ballot in accordance with the terms of the SEBI Circular CIR/CFD/CMD/16/2015 dated 30 November 2015.

The Company will provide a remote e-voting facility to its members for both the Court Convened Meeting and the Postal Ballot process.

A Notice for the Court Convened Meeting and Postal Ballot and Remote E-voting dated July 30, 2016 being dispatched to the Shareholders of the Company is attached as Exhibit 99.1

Exhibits

Ex-99.1 Notice to Shareholders for the Court Convened Meeting and Postal Ballot and Remote E-voting dated July 30, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2016

VEDANTA LIMITED

By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Whole-Time Director & Chief Financial Officer